SECURITIES AND EXCHANGE COMMISSION
                       Washington, D. C.  20549



                            FORM 11-K

    (Mark One)

       [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                  THE SECURITIES EXCHANGE ACT OF 1934


       For the Period of February 1, 1996 - March 31, 1996


                                OR


       [ ]TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
               THE SECURITIES EXCHANGE ACT OF 1934


For the Transition Period from _________________ to _________________


                  Commission file number 1-3523



                            A. Full title of the Plan:

                               WESTAR SECURITY SERVICES, INC.
                               401(K)  PROFIT SHARING PLAN

                            B. Name of issuer of the securities held
                               pursuant to the plan and the address
                               of its principal executive office:

                               WESTERN RESOURCES, INC.
                               818 Kansas Avenue
                               Topeka, Kansas  66612






<PAGE1>
                                                 EIN:  48-1123483
                                                  PN:  001










                  WESTAR SECURITY SERVICES, INC.

                    401(K) PROFIT SHARING PLAN

     FINANCIAL STATEMENTS FOR THE PERIOD OF FEBRUARY 1, 1996 - MARCH 31, 1996

      TOGETHER WITH REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



































<PAGE2>


             Report of Independent Public Accountants



To the Investment and Benefits Committee of
Westar Security Services, Inc. 401(k) Profit Sharing Plan:

We have audited the accompanying statement of net assets available for benefits of WESTAR SECURITY SERVICES, INC. 401(K) PROFIT SHARING PLAN as of February 1, 1996 and March 31, 1996, the related statement of changes in net assets available for benefits for the two months ended March 31, 1996, and the schedules referred to below. These financial statements and the schedules are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of March 31, 1996, and the changes in net assets available for benefits for the two months then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of March 31, 1996 and reportable transactions for the two months then ended are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP


Kansas City, Missouri,
June 7, 1996

<PAGE3>
                                                              EIN:  48-1123483
                                                              PN:  001

                  WESTAR SECURITY SERVICES, INC.

                    401(K) PROFIT SHARING PLAN

          STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                          MARCH 31, 1996

                                            March 31, 1996   February 1, 1996
ASSETS

INVESTMENTS:
  GIC Fund                                       $     94        $
  Windsor Fund                                     24,161               -
  Money Market Reserves                               360               -
  Western Resources, Inc. Common Stock Fund        34,921               -
  Wellington Fund                                  10,610               -
  Index Trust - 500 Portfolio Fund                 12,384               -
  PRIMECAP Fund                                    10,395               -
  Magellan Fund                                    10,933               -

     Total Investments                            103,858               -

INTEREST AND DIVIDENDS RECEIVABLE                      49               -

NET ASSETS AVAILABLE FOR BENEFITS                $103,907        $      -

          The accompanying notes to financial statements
            are an integral part of these statements.
<PAGE4>
                                                 EIN:  48-1123483
                                                   PN:  001



                  WESTAR SECURITY SERVICES, INC.

                    401(K) PROFIT SHARING PLAN

    STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

             FOR THE TWO MONTHS ENDED MARCH 31, 1996



NET ASSETS AVAILABLE FOR
  BENEFITS, beginning of year                              $      -

INVESTMENT INCOME:
  Interest                                                       49
  Net Depreciation in Fair
    Value of Investments                                       (235)

      Total Investment Income                                  (186)

PARTICIPANT CONTRIBUTIONS                                     5,505
TRANSFERS FROM OTHER PLANS                                   98,588

NET INCREASE                                                103,907

NET ASSETS AVAILABLE FOR
  BENEFITS, end of year                                    $103,907


          The accompanying notes to financial statements
            are an integral part of these statements.
<PAGE5>
                  WESTAR SECURITY SERVICES, INC.

                    401(K) PROFIT SHARING PLAN

                  NOTES TO FINANCIAL STATEMENTS

                          MARCH 31, 1996


(1) PLAN DESCRIPTION:

The following brief description of the Westar Security Services, Inc. 401(k) Profit Sharing Plan (the Plan) is provided for general information purposes only. Participants should refer to the plan document for more complete information.

     (a) General--The Plan is a defined contribution plan. The Plan was established for employees of Westar Security Services, Inc. (the Company).

     All employees, except part-time employees, are eligible to participate in the Plan after ninety days of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

     (b) Contributions--Participants are allowed to make elective deferral contributions of between 1% and 14% of taxable wages subject to certain Internal Revenue Code limits. These contributions effectively reduce a participant's taxable wages because they are withheld from earnings on a pre-tax basis. An employee may transfer a qualifying rollover distribution to the Trustee under the Plan subject to terms and conditions of the Plan.

     The Company may make qualified nonelective employer contributions or regular employer contributions at its discretion. In order to share in either employer contribution, the eligible employee must be an employee of the Company on the last day of the Plan year and must have completed 1,000 hours of service during the Plan year.

     Participants are fully vested in elective deferral contributions, qualified nonelective employer contributions, and amounts representing qualifying rollover distributions.

     (c) Investment Funds--Participants may elect to have their contributions and the Company's qualified non-elective contributions invested in the funds listed below, excluding the Loan Fund. Allocations between the funds must be made in 10% increments. Participants may also elect once per quarter to transfer their interests between funds.

     The GIC Fund is invested primarily in the Vanguard Investment Contract Trust, a fund which invests in investment contracts issued by insurance companies that are viewed by Vanguard Fiduciary Trust Company as being financially sound and are highly rated by the major credit agencies. Principal of investments in the Fund, and interest thereon, are obligations of the insurance companies. Neither Vanguard nor the Company guarantees either principal or interest in such investments.

     Windsor Fund is invested entirely in the Vanguard/Windsor Fund, a diversified equity fund invested in equity securities providing dividend and capital appreciation income.

<PAGE6>

     Money Market Fund is invested entirely in the Vanguard Money Market Reserves, Prime Portfolio, a money market fund invested in commercial paper and certificates of deposit.

     The Western Resources Common Stock Fund invests in Western Resources, Inc. common stock to provide the possibility of long-term growth through increases in the value of the stock and the reinvestment of its dividends. A portion of the fund may also be invested in cash reserves, such as money market instruments, to accommodate daily transactions.

     Loan Fund is a conduit for the distribution and repayment of loan proceeds. The investments in the fund represent loans due from participants. No loans are currently outstanding.

     Wellington Fund is invested entirely in the Vanguard/Wellington Fund, a balanced fund which invests in stocks for potential capital growth and dividend income and in bonds for current income potential and conservation of principal.

     Index Trust-500 Portfolio Fund is invested entirely in the Vanguard Index Trust-500 Portfolio, a growth and income fund which seeks to provide long-term capital growth. The Index Trust-500 Portfolio attempts to provide investment results that correspond to the price and yield performance of publicly traded stocks, in the aggregate, as represented by the Standard & Poor's Composite Stock Price Index.

     PRIMECAP Fund is invested entirely in the Vanguard/PRIMECAP Fund, a growth fund seeking long-term growth of capital by investing principally in a portfolio of common stocks.

     Magellan Fund is invested entirely in the Fidelity Magellan Fund, a diversified equity fund invested in equity securities providing long-term capital appreciation.

     The above funds are managed by Vanguard Fiduciary Trust Company except the Magellan Fund which is managed by Fidelity Investments Institutional Services Company. Investments in Investment Contract Trust and Money Market Reserves are stated at cost which approximates market. Investments in Windsor Fund, Wellington Fund, PRIMECAP Fund, Index Trust-500 Portfolio, Magellan Fund, and Western Resources, Inc. Common Stock Fund are stated at quoted market values. Investments in Loan Fund are stated at face value.

     (d) Loans to Participants--In accordance with Plan provisions participants are permitted to borrow a specified portion of the vested balances in their individual accounts. Loans are evidenced by promissory notes payable to the Plan. No loans are currently outstanding.

     (e) Income Taxes--The Plan has not yet obtained a determination letter from the Internal Revenue Service. The Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and, therefore, no provision for income taxes has been included in these financial statements.

     (f) Plan Termination--The Company is free to terminate the Plan at any time.

(2) SIGNIFICANT ACCOUNTING POLICIES:

     (a) Basis of Accounting--The Plan's financial statements are maintained on the accrual basis. Employee contributions are accrued as the

<PAGE7>

     employees' salaries are earned. Upon retirement, death, disability or termination of employment, all vested balances are paid to the participant or his beneficiaries in accordance with Plan terms.

     (b) Participant Accounts--A separate account is maintained for each participant. Allocations to participant accounts for employee contributions are made when the contributions are received by the trustee. Allocations to participant accounts for the net of interest dividends, realized and unrealized changes in investment market value and Plan expenses are made when such amounts are earned or incurred.

     Forfeitures arise when participants leave the Plan before any discretionary Company contributions become fully vested. Forfeitures are used to reduce future Company matching contributions.

     (c) Administrative Expenses--All administrative expenses of the Plan are paid by the Company with the exception of loan administrative charges which will be paid by the participants. The Company has no continuing obligation to pay these expenses.

(3) ASSET TRANSFERS:

The accounts of participants who change employment status and new employees with assets in previous employers' qualified plans are transferred into the Plan in accordance with Plan provisions.

(4) INVESTMENTS:

The following investments represent over 5% of net assets available for benefits at March 31, 1996:

                                                           March 31, 1996

     Vanguard/Windsor Fund                                    $  24,161

     Vanguard Money Market Reserves, Prime Portfolio             35,281

     Vanguard/Wellington Fund                                    10,610

     Vanguard Index Trust - 500 Portfolio                        12,384

     Vanguard/PrimeCap Fund                                      10,395

     Magellan Fund                                               10,933

(5) FUND INFORMATION:

The following tables present changes in net assets available for benefits in fund detail for March 31, 1996.

<PAGE8>

(5) Fund Information (continued):


                                                        Period Ended March 31, 1996
                                                                                  Company
                                                                   Money           Common
                                     GIC          Windsor          Market          Stock        Wellington
                                    Fund            Fund          Reserves          Fund           Fund
ADDITIONS

Investment Income:
  Net appreciation
    (depreciation) in fair
    value of investments        $         -     $        59     $         -     $         1     $     (77)
  Interest                                -               -               -               -             -

                                          -              59               -               1           (77)

Contributions:
  Participant                            94             988             138           1,870           496
  Employer                                -               -               -               -             -

                                         94             988             138           1,870           496

   Total additions                       94           1,047             138           1,871           419

Net increase (decrease)
  prior to transfers                     94           1,047             138           1,871           419
TRANSFERS

Transfers-other plans                     -          23,114             222          33,050        10,191

  Total transfers                         -          23,114             222          33,050        10,191

  Net increase (decrease)                94          24,161             360          34,921        10,610

Net assets available
  for benefits:
    Beginning of year                     -               -               -               -             -

    End of year                 $        94     $    24,161     $       360     $    34,921     $  10,610


                                                                (Continued)


<PAGE9>

(5)  Fund Information (continued):


                                                        Period Ended March 31, 1996
                                  Index
                                Trust-500         PRIMECAP
                                Portfolio           Fund          Magellan           Other          Total
ADDITIONS

Investment Income:
  Net appreciation
    (depreciation) in fair
    value of investments       $      (129)    $      (45)     $      (44)      $         -      $     (235)
  Interest                               -              -               -                49              49

                                      (129)           (45)            (44)               49            (186)

Contributions:
  Participant                          744            599             576                 -           5,505
  Employer                               -              -               -                 -               -

                                       744            599             576                 -           5,505

   Total additions                     615            554             532                49           5,319

Net increase (decrease)
  prior to transfers                   615            554             532                49           5,319

TRANSFERS

Transfers-other plans               11,769          9,841          10,401                 -          98,588

  Total transfers                   11,769          9,841          10,401                 -          98,588

  Net increase (decrease)           12,384         10,395          10,933                49         103,907

Net assets available
  for benefits:
    Beginning of year                    -              -               -                 -               -

    End of year                $    12,384    $    10,395     $    10,933       $        49      $  103,907

<PAGE10>
                                                 EIN:  48-1123483
                                                  PN:  001
                                                      PAGE 1 OF 1

                  WESTAR SECURITY SERVICES, INC.

                    401(K) PROFIT SHARING PLAN

    LINE 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                          MARCH 31, 1996

                                           Number                   Current
           Description                    of Units       Cost        Value

Vanguard/Windsor Fund                     1,566.880    $ 24,102    $  24,161

Vanguard Money Market Reserves,
  Prime Portfolio                        35,281.120      35,281       35,281

Vanguard/Wellington Fund                    423.911      10,688       10,610

Vanguard Index Trust - 500 Portfolio        204.937      12,513       12,384

Vanguard/PrimeCap Fund                      385.136      10,439       10,395

Fidelity Magellan Fund                      124.934      10,976       10,933

Vanguard Investment Contract Trust           93.500          94           94

    Total Investments                                  $104,093  $103,858

<PAGE11>

                                                 EIN:  48-1123483
                                                  PN:  001


                  WESTAR SECURITY SERVICES, INC.

                    401(K) PROFIT SHARING PLAN


          LINE 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

             FOR THE TWO MONTHS ENDED MARCH 31, 1996


                                          Type of                             Dollar             Net Gain
         Investment                     Transaction         Number             Value              (Loss)
                                                                                (1)
Magellan Fund                            Purchases              4             $ 11,043            $   -
                                         Sales                  1                   66               (1)

Vanguard/Wellington Fund                 Purchases              5               10,688                -
                                         Sales                  -                    -                -

Vanguard/PrimeCap Fund                   Purchases              6               10,439                -
                                         Sales                  -                    -                -

Vanguard/Windsor Fund                    Purchases              5               24,102                -
                                         Sales                  -                    -                -

Vanguard Investment Contract             Purchases              3                  100                -
  Trust                                  Sales                  1                    6                -

Vanguard Money Market Reserves,          Purchases              8               35,012                -
  Prime Portfolio                        Sales                  -                    -                -

Vanguard Index Trust 500                 Purchases              5               12,513                -
  Portfolio                              Sales                  1                    5                -



(1)  Amount shown in this column is cost of purchases or proceeds from sales.

<PAGE12>

                            SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Investment and Benefits Committee for the Westar Security Services, Inc. 401(k) Profit Sharing Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                            WESTAR SECURITY SERVICES, INC.
                                            401(K) PROFIT SHARING PLAN

By:

       Signature                Title                    Date


S. L. Kitchen                  Chairman              June 26, 1996



Ira W. McKee, Jr.              Member                June 26, 1996



John K. Rosenberg              Member                June 26, 1996



William B. Moore               Member                June 26, 1996



David E. Roth                  Member                June 26, 1996

<PAGE13>

                          EXHIBIT INDEX


Exhibit
Number                     Description of Documents                   Page

  23 Consent of Independent Public Accountants (filed electronically)

<PAGE14>